                                                                     EXHIBIT 4.2

                                 2002 AMENDMENT
                                       TO
                              OMNIBUS STOCK OPTION,
                               STOCK OWNERSHIP AND
                               LONG TERM INCENTIVE
                            PLAN OF OHIO LEGACY CORP


                  WHEREAS, the Omnibus Stock Option, Stock Ownership and Long Term Incentive Plan (the "Plan") of Ohio Legacy Corp (the "Corporation") was heretofore approved by the Corporation's shareholders; and

                  WHEREAS, the total number of authorized shares of Corporation common stock available for issuance under the Plan is currently 100,000 shares (the "Plan Pool"); and

                  WHEREAS, the Board of Directors believes that an increase in the number of authorized shares in the Plan Pool from 100,000 to 200,000 is necessary to maintain a sufficient number of shares eligible for issuance under the Plan to employees and non-employee directors in future years.

                  NOW, THEREFORE, effective upon the approval of the increase in the number of authorized shares from 100,000 to 200,000 by the Corporation's shareholders at the 2002 Annual Meeting of Shareholders, the Plan's definition of Plan Pool is amended to provide as follows:

                  PLAN POOL. A total of two hundred thousand (200,000) shares of authorized, but unissued, Common Stock, as adjusted pursuant to Section 2.3(b), which shall be available as Stock under this Plan.



                                      * * *